Exhibit 99.5

SKEENA RESOURCES LIMITED ANNUAL AND SPECIAL MEETING THURSDAY, JUNE 22, 2023 AT 10:00 A.M. PDT FOR HOLDERS AS OF MAY 16, 2023 83056P590 JUNE 20, 2023 6 E * ISSUER CONFIRMATION COPY - INFO ONLY * _______________ FOR WITHHOLD 2 01-Walter Coles, Jr. 0 0 _______________ 02-Craig Parry 0 0 _______________ 03-Suki Gill 0 0 _______________ 04-Randy Reichert 0 0 _______________ 05-Greg Beard 0 0 _______________ 06-Nathalie Sajous 0 0 _______________ Walter Coles, Jr., Randy Reichert, Andrew MacRitchie, Craig Parry 1 To set the number of Directors at six (6). RECOMMENDATION: FOR 3 To appoint KPMG LLP, Chartered Professional Accountants, as RECOMMENDATION: FOR auditor of Skeena Resources Limited for the ensuing year and to authorize the directors to fix their remuneration. 4 To approve the adoption of the Company's new 2023 Omnibus Equity RECOMMENDATION: FOR Incentive Plan, reserve common shares from treasury for issuance thereunder, and approve the unallocated entitlements thereunder, all as set out in the Information Circular. 5 To consider such other business as may properly come before the RECOMMENDATION: FOR Meeting. 1 OF 1 6 0 0 0 0 0 0 0 0 FOR AGAINST FOR WITHHOLD FOR AGAINST FOR AGAINST 10101010101010101010101010101010 11000111110010011001001000101001 P94975- 11101111000010001100001011000000 11111001101000011100100011000111 1010011111100100100010000101110 10111101100001011010010000100101 10100110100100001010110010011110 10010110000100111001101100101111 10011010010000101000111100110100 1111100001001001101111000000111 11001001000010001001000011010110 11100001001001111011010110011011 11100100001000001001110101111100 10000100100101011111100001100011 1010000010110110111110011111111 11111111111111111111111111111111 10101010101010101010101010101010 10110010011000011011000010011101 11000010001100001010011110110110 1100100011001001110110011101001 10011000000101001000110101000010 11000101001110011100011001111001 11101100000000101000011010001110 10000100010011011110100110010101 1001000010000100110111000110010 10010010010101111110100011110101 11000001000011101000000010000000 11001000010100111000001001010101 10000000110001101001110011010010 1010001011000001110100001100000 11001100101100101000101110001000 11111111111111111111111111111111

SKEENA RESOURCES LIMITED ANNUAL AND SPECIAL MEETING THURSDAY, JUNE 22, 2023 AT 10:00 A.M. PDT JUNE 20, 2023 6 E 6 1 OF 1 2601 14TH AVENUE MARKHAM, ON L3R 0H9 Suite 650 - 1021 West Hastings Street Vancouver, BC SKEENA RESOURCES LIMITED 611-675 WEST HASTINGS ST, VANCOUVER, BC V6B 1N2 CANADA 10101010101010101010 11000111110010000111 11101111011110010100 11111001011000010111 10110110001001000100 10100100100001101011 10110000100100010000 111100100001010001 10000010010111111010 11101000010010011101 11111001010010110110 11100000111000011101 11100101111101000110 10000001001100101001 10010000110001011100 100010011001001111 10100001000111111110 10100100110011010101 10101111100010011010 11111111111111111111 P94975- 10 0 0 110 0 110 111 10 0 0 110 0 110 111